# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Strive, Inc., CIK 0001920406
CUSIP: 862945102
Title of class of securities: Class A Common Stock, $0.001 par value
Address of issuer's principal executive offices: 200 Crescent Court, Suite 1400, Dallas, Texas (TX), 75201
Date of event which requires filing of this statement: 11/17/2025
Amends the filing with accession number 0001213900-25-087881
Filed by CIK 0001635075
Persons authorized to receive notices and communications: Logan Beirne, 200 Crescent Court, Suite 1400, Dallas, Texas (TX), 75201, (872)-270-5406; Derek Dostal, 450 Lexington Avenue, New York, New York (NY), 10017, 212-450-4000; Evan Rosen, 450 Lexington Avenue, New York, New York (NY), 10017, 212-450-4000; Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York (NY), 10017, 212-450-4000

## Reporting persons
- Vivek Ramaswamy (CIK 0001635075): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 113,877,929; shared voting power 0; sole dispositive power 113,877,929; shared dispositive power 0; aggregate amount beneficially owned 113,877,929 (15.2% of the class)
  Comment: Assumes conversion of Class B Common Stock (as defined below) into Class A Common Stock. See Item 5 below.
- Ramaswamy 2021 Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 28,378,829; shared voting power 0; sole dispositive power 28,378,829; shared dispositive power 0; aggregate amount beneficially owned 28,378,829 (4.3% of the class)
  Comment: Assumes conversion of Class B Common Stock (as defined below) into Class A Common Stock. See Item 5 below.
- Matthew Cole (CIK 0002084252): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 7,560,828; shared voting power 0; sole dispositive power 7,560,828; shared dispositive power 0; aggregate amount beneficially owned 7,560,828 (1.2% of the class)
  Comment: Assumes conversion of Class B Common Stock (as defined below) into Class A Common Stock. See Item 5 below
- 2025-10 Investments LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 74,074; shared voting power 0; sole dispositive power 74,074; shared dispositive power 0; aggregate amount beneficially owned 74,074 (0.01% of the class)
- Logan Beirne (CIK 0002084255): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 428,014; shared voting power 0; sole dispositive power 428,014; shared dispositive power 0; aggregate amount beneficially owned 428,014 (0.1% of the class)
  Comment: Assumes conversion of Class B Common Stock (as defined below) into Class A Common Stock. See Item 5 below.
- Virtuous Industries LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 2,124,899; shared voting power 0; sole dispositive power 2,124,899; shared dispositive power 0; aggregate amount beneficially owned 2,124,899 (0.3% of the class)
  Comment: Assumes conversion of Class B Common Stock (as defined below) into Class A Common Stock. See Item 5 below.
- Benjamin Pham (CIK 0002084539): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 4,019,291; shared voting power 0; sole dispositive power 4,019,291; shared dispositive power 0; aggregate amount beneficially owned 4,019,291 (0.6% of the class)
  Comment: Assumes conversion of Class B Common Stock (as defined below) into Class A Common Stock. See Item 5 below.
- LT&C LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 129,630; shared voting power 0; sole dispositive power 129,630; shared dispositive power 0; aggregate amount beneficially owned 129,630 (0.02% of the class)
  Comment: Assumes conversion of Class B Common Stock (as defined below) into Class A Common Stock. See Item 5 below.
- Liberty Pier Foundation: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 3,691,901; shared voting power 0; sole dispositive power 3,691,901; shared dispositive power 0; aggregate amount beneficially owned 3,691,901 (0.6% of the class)
  Comment: Assumes conversion of Class B Common Stock (as defined below) into Class A Common Stock. See Item 5 below.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.001 par value
Name of issuer: Strive, Inc.
Address of issuer's principal executive offices: 200 Crescent Court, Suite 1400, Dallas, Texas (TX), 75201
Comment:
This Amendment No.1 (the "Amendment") amends and supplements the Schedule 13D filed by the Reporting Persons on September 12, 2025 (the "Original Schedule 13D" and, as amended and supplemented by this Amendment, the "Schedule 13D"). This Amendment is being filed to (i) report that Anson Frericks has delivered a written notice of termination as a party to the Shareholders Agreement, dated September 12, 2025, by and among the Issuer and the Reporting Persons (the "Shareholders Agreement") and, as a result, Mr. Frericks has ceased to be a member of the "group" for purposes of the Securities Exchange Act of 1934 (the "Exchange Act") and is no longer a Reporting Person under the Schedule 13D and (ii) reflect updated percentage of class of securities information of the Reporting Persons as a result of the issuance of shares of Class A Common Stock in connection with the conversion of certain pre-funded warrants of the Issuer. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

## Item 2. Identity and Background
Name of person filing: Item 2(a) of the Original Schedule 13D is hereby amended and restated in its entirety as follows: This Schedule 13D is being filed on behalf of Vivek Ramaswamy, Ramaswamy 2021 Irrevocable Trust, Virtuous Industries LLC, Matthew Cole, LT&C LLC, Liberty Pier Foundation, 2025-10 INVESTMENTS LLC, Benjamin Bartley Pham and Logan Beirne (collectively, the "Reporting Persons").
Residence or business address: Item 2(b) of the Original Schedule 13D is hereby amended and restated in its entirety as follows: The business address of Mr. Ramaswamy is: C/O Steve Roberts, 853 New Jersey Ave SE, Suite 200- 231, Washington, DC 20003. The business address of Ramaswamy 2021 Irrevocable Trust is: 3711 Kennet Pike, Suite 220, Wilmington, DE 19807. The business address of 2025-10 Investments LLC is: 2120 Olive Street, Apt. 1001, Dallas TX 75201. The business address of LT&C LLC is 3506 Armstrong Avenue, Dallas, Texas 75201. The business address of Virtuous Industries LLC is 9172 W Meadow Drive West Chester, OH 45069. The business address of Liberty Pier Foundation is PO Box 92771, Southlake, TX 76092.The business address of each of the other Reporting Persons is: 200 Crescent Court, Suite 1400, Dallas, Texas 75201.
Present principal occupation or employment: Item 2(c) of the Original Schedule 13D is hereby amended and restated in its entirety as follows: The principal occupation of Mr. Ramaswamy is entrepreneur. Ramaswamy 2021 Irrevocable Trust is a trust managed for the benefit of Apoorva Ramaswamy and descendants. Matthew Cole is acting as the Chief Executive Officer of the Issuer. The principal purpose of LT&C LLC is for personal investments. The principal occupation of Logan Beirne is acting as the Chief Legal Officer of the Issuer. The principal purpose of 2025-10 Investments LLC is for personal investments. The principal purpose of Virtuous Industries LLC is for personal investments. The principal purpose of Liberty Pier Foundation is to engage in charitable activities. The manager of 2025-10 Investments LLC, Benjamin Pham, is acting as the Chief Financial Officer of the Issuer.
Citizenship: Item 2(f) of the Original Schedule 13D is amended and restated in its entirety as follows: See Item 6 of the cover pages to the Amendment.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The following is added to the end of the first paragraph of Item 3 to the Original Schedule 13D: Following the Merger, Mr. Cole transferred a portion of the Class B Common Stock that he acquired in connection with the Merger to each of Virtuous Industries and Liberty Pier Foundation, each of which is a controlled affiliate of Mr. Cole.

## Item 4. Purpose of Transaction
Purpose of transaction: The following is added as the new second paragraph of Item 4 of the Original Schedule 13D: On November 17, 2025, Mr. Frericks delivered a written notice of termination as a party to the Shareholders Agreement. As a result of such notice, Mr. Frericks is (i) no longer party to the Shareholders Agreement, (ii) has ceased to be a member of the group for purposes of Section 13(d)(3) of the Exchange Act and (iii) is no longer a Reporting Person under the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5(a) to the Original Schedule 13D is amended and restated in its entirety as follows: See Items 7-13 of the cover pages to the Amendment and Item 2 of the Schedule 13D (as amended by the Amendment).
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(b) to the Original Schedule 13D is amended and restated in its entirety as follows: See Items 7-13 of the cover pages to the Amendment and Item 2 of the Schedule 13D (as amended by the Amendment).

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The following is added as the second to last paragraph of Item 6 to the Original Schedule 13D: The Reporting Persons are also party to the Joint Filing Agreement that is included as Exhibit 5 to this Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: The following is added as the final line of Item 7 to the Original Schedule 13D: 5. Joint Filing Agreement, of the Reporting Persons, dated as of November 17, 2025, among

## Signatures
- Vivek Ramaswamy: /s/ Vivek Ramaswamy, Vivek Ramaswamy (11/17/2025)
- Ramaswamy 2021 Irrevocable Trust: /s/ Brandon Guillemin, Brandon Guillemin / Trust Officer of Rockefeller Trust Company of Delaware (11/17/2025)
- Matthew Cole: /s/ Matthew Cole, Matthew Cole (11/17/2025)
- 2025-10 Investments LLC: /s/ Benjamin Pham, Benjamin Pham / Authorized Signatory (11/17/2025)
- Logan Beirne: /s/ Logan Beirne, Logan Beirne (11/17/2025)
- Virtuous Industries LLC: /s/ Vivek Ramaswamy, Vivek Ramaswamy / Authorized Signatory (11/17/2025)
- Benjamin Pham: /s/ Benjamin Pham, Benjamin Pham (11/17/2025)
- LT&C LLC: /s/ Anastasia Cole, Anastasia Cole / Authorized Signatory (11/17/2025)
- Liberty Pier Foundation: /s/ Anastasia Cole, Anastasia Cole / Authorized Signatory (11/17/2025)